SUTCLIFFE RESOURCES ANNOUNCES LATE FILING OF FINANCIAL STATEMENTS

May 3, 2007

Vancouver, British Columbia, Canada: Sutcliffe Resources Ltd. ("Sutcliffe” or the “Company") (SR – TSX-V), is announcing today that, as a result of increased time needed to complete its annual consolidated financial statements and related audit, there will be a delay in the filing of the annual consolidated financial statements and management discussion and analysis (“MD&A”) for the Company's financial year ended December 31, 2006 as required by National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”).

The delay is caused by procedures required to finalize the consolidation of the Company's assets with Russian assets acquired in 2006 and its effect on the consolidated financial statements and MD&A. The Company is working with its auditors to complete the audit of its annual consolidated financial statements for year ended December 31, 2006 as expeditiously as possible. Management of the Company expects this to be completed by May 18, 2007.

Pending the filing of its annual audited consolidated financial statements and MD&A, the Company intends to satisfy the alternative information guidelines recommended by Ontario Securities Commission Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301. If the annual audited consolidated financial statements and MD&A are not filed by June 30, 2007, applicable securities commissions or regulators may impose a cease trade order. A cease trade order may be imposed sooner if the Company fails to satisfy the alternative information guidelines.

The Company will request from applicable securities commissions or regulators that a management cease trade order related to the Company's common shares be imposed against some or all of the persons who have been directors, officers or insiders of the Company instead of against all securities of the Company. Such an order would not generally affect the ability of persons who have not been directors, officers or insiders of the Company to trade the securities of the Company.

About Sutcliffe Resources

Sutcliffe is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in the Russian Federation. In addition, Sutcliffe’s management will continue to evaluate acquisition opportunities within the Russian Federation. Sutcliffe’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

For more information please contact:

Robert Maddigan
Director
Sutcliffe Resources Ltd.
Phone: (604) 608 0223
Fax: (604) 608 0344
Email: bmaddigan@sutclifferesources.com

This news release contains forward-looking statements contained that are not historical facts. Forward-looking statements involve risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward looking statements in this news release include, but are not limited to, timing of completion of the annual audit, the expected time for filing of the Company's annual audited financial statements and accompanying MD&A, the imposition of a cease trade order by applicable securities commissions or regulators and the Company's objectives, goals or future plans. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, those risks set out in the Company's public documents filed on SEDAR. Although the Company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, other than as required by law.

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223 • Fax: 604.608.0344 • North America Toll-free: 1.877.233.2244